Exhibit 99.1

500.com Limited Announces Financial Results For the Second Quarter of 2016

SHENZHEN, China, August 15, 2016—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the second quarter of 2016.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the second quarter of 2016. The Company recorded an operating loss for the second quarter of 2016.

Disposal of Investment in Sumpay.cn

On March 31, 2016, the Company announced that it has disposed of its 63% equity interest in Sumpay.cn for a total consideration of RMB359.1 million. On May 20, 2016, upon the completion of registration of changes in shareholders, legal representative, and management structure with Zhejiang Administration of Industry and Commerce, the Company discontinued consolidating Sumpay.cn since it lost control over Sumpay.cn. The Company recognized a gain from the disposal of Sumpay.cn of RMB64.8 million during the second quarter of 2016. As of June 30, 2016, the Company has received 80% of the total consideration, or RMB287.3 million, with the remaining 20% of the total consideration, or RMB71.8 million, expected to be settled within the 10 days following Sumpay.cn’s successful renewal of its online payment license.

Second Quarter 2016 Highlights

•	Total purchase amount of sports lottery was nil, compared with nil for the first quarter of 2016, and nil for the second quarter of 2015.

•	Net revenues were RMB1.2 million (US$0.2 million), compared with RMB2.2 million for the first quarter of 2016, and nil for the second quarter of 2015.

•	Operating loss was RMB89.4 million (US$13.5 million), compared with operating loss of RMB97.3 million for the first quarter of 2016, and operating loss of RMB96.4 million for the second quarter of 2015.

•	Non-GAAP[1] operating loss was RMB40.7 million (US$6.1 million), compared with non-GAAP operating loss of RMB49.3 million for the first quarter of 2016, and non-GAAP operating loss of RMB45.7 million for the second quarter of 2015.

•	Net loss attributable to 500.com was RMB27.7 million (US$4.2 million), compared with net loss attributable to 500.com of RMB90.9 million for the first quarter of 2016, and net loss attributable to 500.com of RMB81.4 million for the second quarter of 2015.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release.

1

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial and operational results for the second quarter of 2016. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

Second Quarter 2016 Operational Results

Due to the voluntary temporary suspension, no operational results were recorded and presented currently.

Second Quarter 2016 Financial Results

Net Revenues

Net revenues were RMB1.2 million (US$0.2 million), compared with RMB2.2 million for the first quarter of 2016, and nil for the second quarter of 2015. Net revenues for both the first quarter and the second quarter of 2016 were primarily generated from the rendering of technical and data maintenance services by Sumpay.cn.

Operating Expenses

Operating expenses were RMB96.2 million (US$14.5 million), representing a decrease of 0.7% from RMB96.9 million during the second quarter of 2015, and a decrease of 3.9% from RMB100.1 million during the first quarter of 2016. The year-over-year decrease was mainly due to a decrease in promotional and advertising expenses of RMB7.5 million, as a result of the voluntary temporary suspension, which was partially offset by an increase in the amortization of the online payment and other licenses of RMB1.7 million, an increase in consulting expenses of RMB1.5 million, an increase in office supply expenses of RMB1.0 million, and a reversal of bad debt provision of RMB1.8 million during the second quarter of 2015. The sequential decrease was mainly due to a decrease in salary expenses of RMB5.7 million, and amortization of the online payment and other licenses of RMB1.4 million, both due to the disposal of Sumpay.cn on May 20, 2016, which were partially offset by increases in office supply expenses of RMB1.3 million, and travelling expenses of RMB1.3 million.

Cost of services was RMB3.4 million (US$0.5 million), representing a decrease of 33.3% from RMB5.1 million during the second quarter of 2015, and a decrease of 10.5% from RMB3.8 million during the first quarter of 2016. The year-over-year decrease was mainly due to a decline in salary expenses of RMB1.4 million as a result of a decrease in staff headcount.

Sales and marketing expenses were RMB11.3 million (US$1.7 million), representing a decrease of 40.2% from RMB18.9 million during the second quarter of 2015, and a decrease of 14.4% from RMB13.2 million during the first quarter of 2016. The year-over-year decrease was mainly due to a decline in promotional activities of RMB1.1 million as a result of the voluntary temporary suspension, and a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media of RMB6.4 million. The sequential decrease was mainly attributable to a decrease in salary expenses of RMB1.9 million as a result of the disposal of Sumpay.cn on May 20, 2016.

General and administrative expenses were RMB63.3 million (US$9.5 million), representing an increase of 13.8% from RMB55.6 million during the second quarter of 2015, and an increase of 2.9% from RMB61.5 million during the first quarter of 2016. The year-over-year increase was attributable to an increase in the amortization of the online payment and other licenses of RMB1.7 million, an increase in salary expenses of RMB2.2 million due to the acquisition of Sumpay.cn in December 2015, and salary adjustment in July 2015, an increase in consulting expenses of RMB1.9 million, an increase in office supply expenses of RMB1.1 million, and a reversal of bad debt provision of RMB1.8 million during the second quarter of 2015, which was partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.6 million. The sequential increase was mainly due to an increase in office supply expenses of RMB1.3 million, an increase in the travelling expenses of RMB1.7 million, which was partially offset by a decrease in amortization of the online payment and other licenses of RMB1.4 million due to the disposal of Sumpay.cn on May 20, 2016.

Service development expenses were RMB18.2 million (US$2.7 million), representing an increase of 5.2% from RMB17.3 million during the second quarter of 2015, and a decrease of 16.1% from RMB21.7 million during the first quarter of 2016. The sequential decrease was mainly due to a decrease in salary expenses of RMB2.5 million as a result of the disposal of Sumpay.cn on May 20, 2016.

Operating Loss

Operating loss was RMB89.4 million (US$13.5 million), compared with operating loss of RMB96.4 million during the second quarter of 2015, and operating loss of RMB97.3 million during the first quarter of 2016. The Company did not generate any revenue from sports lottery sales in the second quarter of 2016 due to the voluntary temporary suspension, which materially affected operating results for the second quarter of 2016.

Non-GAAP operating loss was RMB40.7 million (US$6.1 million), compared with non-GAAP operating loss of RMB45.7 million during the second quarter of 2015, and non-GAAP operating loss of RMB49.3 million during the first quarter of 2016.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB27.7 million (US$4.2 million), compared with net loss attributable to 500.com of RMB81.4 million during the second quarter of 2015, and net loss attributable to 500.com of RMB90.9 million during the first quarter of 2016. The year-over-year and sequential decreases were mainly due to a gain from the disposal of Sumpay.cn of RMB64.8 million recognized during the second quarter of 2016.

Non-GAAP net income attributable to 500.com was RMB21.0 million (US$3.2 million), compared with non-GAAP net loss attributable to 500.com of RMB30.8 million during the second quarter of 2015, and non-GAAP net loss attributable to 500.com of RMB42.9 million during the first quarter of 2016.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB0.67 and RMB0.67, respectively.

Non-GAAP basic and diluted net earnings per ADS were RMB0.51 and RMB0.49, respectively.

Cash and Cash Equivalents, Restricted Cash, Time Deposits, and Short-term Investments

As of June 30, 2016, the Company had cash and cash equivalents of RMB1,238.5 million (US$186.4 million), restricted cash2 of RMB3.8 million (US$0.6 million), time deposits3 of RMB358.1 million (US$53.9 million), and short-term investments of RMB 100.0 million (US$15.0 million), compared with cash and cash equivalents of RMB1,024.1 million, restricted cash of RMB8.2 million, time deposits of RMB396.7 million, and short-term investments of RMB161.1 million as of March 31, 2016.

Account Receivables

As of June 30, 2016, the Company had gross account receivables of RMB19.8 million (US$3.0 million), compared with RMB20.3 million as of March 31, 2016. The Company has made a full provision on the account receivables after assessing the collectability of the account receivables.

Prepayments and Other Current Assets

As of June 30, 2016, the balance of prepayment and other current assets was RMB30.8 million (US$4.6 million), compared with RMB81.4 million as of March 31, 2016. The balance as of June 30, 2016 mainly included: (i) the current portion of deferred expenses of RMB14.5 million (US$2.2 million); (ii) interest receivable of RMB2.0 million (US$0.3 million); and (iii) other receivables of RMB14.3 million (US$2.2 million).

2 Restricted cash represents government grants received but pending final clearance.

3 Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year.

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6459 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2016.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi("RMB") and U.S. dollars("US$"),except for number of shares)

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	400,657	1,238,459	186,349
Restricted cash	10,599	3,848	579
Time deposits	1,220,797	358,085	53,881
Short-term investments	45,540	100,000	15,047
Accounts receivable	3,638	-	-
Prepayments and other current assets	30,855	30,824	4,637
Total current assets	1,712,086	1,731,216	260,493

Non-current assets:
Property and equipment, net	44,194	37,414	5,630
Intangible assets, net	200,148	2,903	437
Goodwill	64,899	-	-
Deposits	1,217	1,650	248
Long-term investments	60,332	64,592	9,719
Other non-current assets	1,621	1,621	244
Total non-current assets	372,411	108,180	16,278

TOTAL ASSETS	2,084,497	1,839,396	276,771

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	106	-	-
Accrued payroll and welfare payable	15,890	9,737	1,465
Accrued expenses and other current liabilities	140,612	57,539	8,658
Income tax payable	1,214	14,005	2,107
Total current liabilities	157,822	81,281	12,230

Non-current liabilities:
Long-term payables	46,928	43,586	6,558
Deferred tax liabilities	13,411	-	-
Total non-current liabilities	60,339	43,586	6,558

Total liabilities	218,161	124,867	18,788

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2015 and June 30, 2016; 334,034,932 and 339,848,652 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively	110	115	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2015 and June 30, 2016; 84,999,159 and 74,400,299 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively	32	28	4
Additional paid-in capital	2,022,369	2,124,035	319,601
Treasury shares	(8,773)	(71,148)	(10,706)
Accumulated deficit	(335,363)	(454,004)	(68,313)
Accumulated other comprehensive income	89,488	115,503	17,380
Total 500.com Limited shareholders’ equity	1,767,863	1,714,529	257,983
Noncontrolling interests	98,473	-	-
Total shareholders' equity	1,866,336	1,714,529	257,983

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,084,497	1,839,396	276,771

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	-	2,221	1,238	186

Operating expenses:
Cost of services	(5,123)	(3,770)	(3,436)	(517)
Sales and marketing	(18,884)	(13,154)	(11,303)	(1,701)
General and administrative	(55,558)	(61,481)	(63,339)	(9,531)
Service development expenses	(17,339)	(21,655)	(18,163)	(2,733)
Total operating expenses	(96,904)	(100,060)	(96,241)	(14,482)
Other operating income	874	22	897	135
Government grant	213	1,616	5,081	765
Other operating expense	(568)	(1,148)	(346)	(52)
Operating loss	(96,385)	(97,349)	(89,371)	(13,448)
Interest income	3,932	3,761	3,609	543
Loss from equity method investments	(195)	(178)	(73)	(11)
Gain from disposal of subsidiaries	-	-	64,778	9,747
Changes in fair value of the structured deposit	(143)	-	-	-
Loss before income tax	(92,791)	(93,766)	(21,057)	(3,169)
Income tax benefit (expense)	11,353	(1,419)	(8,312)	(1,251)
Net loss	(81,438)	(95,185)	(29,369)	(4,420)
Less: Net loss attributable to the non-controlling interests	-	(4,255)	(1,658)	(249)
Net loss attributable to 500.com Limited	(81,438)	(90,930)	(27,711)	(4,171)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(7,444)	(6,052)	32,012	4,817
Change in fair value of available for sale securities	-	-	55	8
Other comprehensive (loss) income, net of tax	(7,444)	(6,052)	32,067	4,825
Comprehensive (loss) income	(88,882)	(101,237)	2,698	405
Less: Comprehensive loss attributable to noncontrolling interests	-	(4,255)	(1,658)	(249)
Comprehensive (loss) income attributable to 500.com Limited	(88,882)	(96,982)	4,356	654

Losses per share attributable to 500.com Limited
Basic	(0.23)	(0.22)	(0.07)	(0.01)
Diluted	(0.23)	(0.22)	(0.07)	(0.01)
Losses per ADS* attributable to 500.com Limited
Basic	(2.31)	(2.17)	(0.67)	(0.10)
Diluted	(2.31)	(2.17)	(0.67)	(0.10)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	352,320,449	418,584,825	413,814,006	413,814,006
Diluted	352,320,449	418,584,825	413,814,006	413,814,006

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss	(96,385)	(97,349)	(89,371)	(13,448)
Adjustment for share-based compensation expenses	50,652	48,017	48,706	7,329
Adjusted operating loss (non-GAAP)	(45,733)	(49,332)	(40,665)	(6,119)

Net loss attributable to 500.com Limited	(81,438)	(90,930)	(27,711)	(4,171)
Adjustment for share-based compensation expenses	50,652	48,017	48,706	7,329
Adjusted net (loss) income attributable to 500.com Limited (non-GAAP)	(30,786)	(42,913)	20,995	3,158

(Losses) Earnings per share attributable to 500.com Limited (non-GAAP)
Basic	(0.09)	(0.10)	0.05	0.01
Diluted	(0.09)	(0.10)	0.05	0.01
(Losses) Earnings per ADS* attributable to 500.com Limited (non-GAAP)
Basic	(0.87)	(1.03)	0.51	0.08
Diluted	(0.87)	(1.03)	0.49	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	352,320,449	418,584,825	413,814,006	413,814,006
Diluted	352,320,449	418,584,825	424,203,719	424,203,719

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.